424(b)(3)
                                                      Registration No. 333-67765

PROSPECTUS


                                2,500,000 Shares
                           Iron Mountain Incorporated
                                  Common Stock
                             ----------------------

         This Prospectus relates to the issuance from time to time of shares of common stock of Iron Mountain Incorporated in an aggregate amount of up to 2,500,000 shares. The terms of each issuance are to be determined at the time of each offering.

         We will offer the common stock directly in connection with the acquisition of the assets of, or ownership interests in, certain entities involved in the same or similar lines of business as ours or any of our subsidiaries. We will negotiate the terms of an acquisition with the owners or controlling persons of the assets or ownership interests we seek to acquire.

         We expect that the common stock issued in any such acquisition will be valued at a price reasonably related to the market value of our common stock, either at the time the terms of the acquisitions are tentatively agreed upon, at or about the time of the closing of the acquisitions, or during a set period or periods prior to the closing of the acquisitions.

         Our common stock is traded on the Nasdaq National Market System under the symbol "IMTN." Our principal executive offices are located at 745 Atlantic Avenue, Boston, Massachusetts 02111. Our telephone number is (617) 535-4766.

         We do not expect to pay underwriting discounts or commissions in connection with each offering.

                             ----------------------

         See "RISK FACTORS" at page 5 for certain information that should be considered by prospective investors.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
                             ----------------------



                The date of this Prospectus is December 1, 1998.

         You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this document.

                             -----------------------


                                TABLE OF CONTENTS

                                                                  Page
About This Prospectus                                               3
Where You Can Find Additional Information                           3
Incorporation of Certain Documents by Reference                     3
The Company                                                         4
The Acquisitions                                                    4
Risk Factors                                                        5
Selected Consolidated Financial and Operating Information           11
Description of Capital Stock                                        13
Delaware General Corporation Law and Certain Provisions
  of the Restated Certificate of Incorporation and the By-laws      15
Legal Matters                                                       17
Experts                                                             17


                             -----------------------


         This Prospectus incorporates important business and financial information about Iron Mountain that is not included in or delivered with this document. You may obtain this information at no cost by writing or telephoning us at the following address:

                               John F. Kenny, Jr.
                          Executive Vice President and
                             Chief Financial Officer
                           Iron Mountain Incorporated
                               745 Atlantic Avenue
                           Boston, Massachusetts 02111
                                 (617) 535-4766

         To obtain timely delivery, you must request the information by no later than five business days before you must make your investment decision.

ABOUT THIS PROSPECTUS

     This Prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process with respect to the common stock. Under this shelf process we may sell, in one or more offerings, shares of our common stock up to a total of 2,500,000 shares. This Prospectus does not contain all of the information contained in the Registration Statement. Accordingly, for further information concerning Iron Mountain and the common stock, reference is also made to the Registration Statement. Statements in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement.


WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, file annual, quarterly, and current reports, proxy statements and other information with the SEC. You can inspect and obtain copies of the Registration Statement, the exhibits and schedules which form a part of the Registration Statement, and the reports, proxy statements and other information filed by us with the SEC, at prescribed rates, at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including Iron Mountain, that file electronically with the SEC. The address of the site is http://www.sec.gov.


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC (File No. 0-27584) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 until our offering is completed.

          o Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          o Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

          o Current Reports on Form 8-K dated January 6, 1998, February 18, 1998 (amended April 7, 1998), March 9, 1998, March 30, 1998,
               April 21, 1998, July 10, 1998 (amended August 7, 1998), September 18, 1998 and November 23, 1998;

          o The description of the common stock contained in our Registration Statement on Form 8-A dated January 18, 1996;

          o The financial statements for Safesite Records Management Corporation included in File No. 333-24635, filed with the Commission on April 4, 1997, as amended on May 7, 1997 and May 13, 1997, as made effective by the SEC on May 14, 1997, and the unaudited financial statements of Safesite Records Management Corporation as of March 31, 1997 and for the three months ended

               March 31, 1996 and 1997 contained in the Current Report on Form 8- K/A dated August 26, 1997;

          o The financial information for Security Archives of Minnesota, Wellington Financial Services, Inc., Concorde Group, Inc. and Neil Tucker Trust, and Data Securities International, Inc. contained in the Current Report on Form 8-K dated October 30, 1997; and

          o The financial information for Records Retention/FileSafe, LP, Allegiance Business Archives, Ltd., and HIMSCORP, Inc. and Subsidiaries contained in the Current Report on Form 8-K dated November 25, 1997.


THE COMPANY

     Iron Mountain is America's largest records management company, as measured by its revenues. We are a national, full-service provider of records management and related services, enabling customers to outsource records management functions. We have a diversified customer base, which includes more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. We provide storage and related services for all major media, including paper (the dominant form of record storage), computer disk and tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. The principal services provided to our storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. We also sell storage materials and provide consulting, facilities management, information technology staffing and other outsourcing services.

     Iron Mountain was incorporated in Delaware in 1990 but its predecessor operations date from 1951. Our principal executive offices are located at 745 Atlantic Avenue, Boston, Massachusetts 02111. Our telephone number is (617) 535-4766.


THE ACQUISITIONS

     We will offer the common stock registered hereby in connection with our acquisitions of records management companies and companies that offer related services. The consideration for acquisitions will consist of shares of common stock, cash, notes or other evidences of indebtedness, guarantees, assumption of liabilities, tangible or intangible property, or a combination thereof, as determined from time to time by negotiations between us and the owners or controlling persons of the assets or ownership interests to be acquired. In addition, we may lease property from and enter into management or consulting agreements and non-competition agreements with the former owners and key executive personnel of the businesses to be acquired.

     We will consider the following factors, among others, when we decide whether to acquire a business: (1) the quality and reputation of the business,
(2) the assets, liabilities, results of operations and cash flows for the business, (3) the quality of its management and employees, (4) its earnings potential, (5) the geographic locations of the business and (6) the market value of our common stock when pertinent.

RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in or incorporated into this Prospectus before you decide to purchase shares of our common stock.

     Some of the information contained in or incorporated into this Prospectus may include forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "believe" or other similar words. These statements discuss our current expectations, goals, beliefs and plans regarding the financial condition or results of operations of Iron Mountain or other non-historical facts.

     By their nature, such forward-looking statements include risks and uncertainties. When considering such forward-looking statements, you should keep in mind the risk factors set forth below and the cautionary statements included elsewhere in this Prospectus or in documents that are incorporated into this Prospectus. Such risk factors and other factors identified in this Prospectus or in the documents that are incorporated into this Prospectus could cause our actual results to differ materially from those expressed in or implied by such forward-looking statements. If we revise any of our forward-looking statements to reflect future events or circumstances, we will not always publicly release our revised statements.

Risks Associated with Acquisition Strategy

     As part of our growth strategy, we have acquired, and expect to acquire in the future, records management businesses and businesses that provide services related to records management. This growth strategy involves certain risks, and we may be unable to pursue such a strategy in the future. For example, we may be unable to:

          o    identify suitable companies to acquire;

          o arrange suitable financing to provide us with the funds to acquire such companies; or

          o incur additional debt necessary to acquire such companies, if we are unable to pay the purchase price out of working capital or to pay all or part of the purchase price with our common stock or other equity securities.

     The success of any completed acquisition depends in part on our ability to integrate effectively the acquired company into Iron Mountain. The process of integrating such acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. We may be unable to successfully integrate our recent acquisitions or possible future acquisitions.

     The lenders under our credit agreement must pre-approve certain acquisitions. If we propose to acquire one company for a purchase price over $65 million or if we propose to acquire multiple companies in a given year and the aggregate purchase price exceeds $150 million in cash and other consideration or $100 million in cash, then lenders holding 51% or more of the commitments under our credit agreement must approve such acquisition or acquisitions. The lenders could withhold their consent on acquisitions that Iron Mountain proposes to make in excess of such limits.

     Our operating results may fluctuate substantially from quarter to quarter due to the size, timing and integration of possible future acquisitions. As a result, operating results for any quarter may not indicate the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.

Competition

     We compete with one or more records management service providers in all geographic areas where we operate. We believe that competition for customers is based on price, reputation for reliability, quality of service and scope and scale of technology and that we generally compete effectively based on these factors. As a result of this competition, the records management industry has for the past several years experienced downward pricing pressures. While we believe that this pricing climate is stabilizing, prices could decline further, as competitors seek to gain or preserve market share. A further downward trend in pricing, if it continues for an extended period of time, could materially and adversely affect our results of operations.

     Iron Mountain also competes for companies to acquire. Some of our competitors may possess greater financial and other resources than us. If any such competitor were to devote additional resources to the records management business and such acquisition candidates or focused its strategy on Iron Mountain's markets, our results of operations could be adversely affected.

     In addition, we compete with the internal records management capability of our current and potential customers. We can provide no assurances that these organizations will use an outside company such as Iron Mountain for their future records management. In addition, such organizations could bring in-house some or all of the functions they currently outsource to Iron Mountain.

Alternative Technologies

     We derive most of our revenues from the storage of paper documents and related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information exist, many of which require significantly less space than paper. Such technologies include computer media, microforms, CD-ROM and optical disk. To date, none of these technologies has replaced paper as the principal means for storing information. However, we can provide no assurances that our customers will continue to store most of their records in paper format. A significant shift by our customers to storage of data through non-paper based technologies (whether now existing or developed in the future) could adversely affect our business.

Financial Leverage; Debt Service Requirements

     We have a significant level of debt due to the substantial indebtedness we have incurred primarily to finance acquisitions and expand our operations. We expect to continue to borrow under our credit agreement and possible future credit arrangements in order to finance possible future acquisitions and for general corporate purposes.

     Our ability to make principal and interest payments on our indebtedness depends upon our future operating results, which we cannot entirely control because they are tied to both internal and external forces. Our high debt level could have important consequences, including the following:

          o we may not be able to obtain additional financing for future working capital needs or for possible future acquisitions or other purposes;

          o    the  required   payments  of   principal   and  interest  on  our
               indebtedness may reduce funds available for other purposes;

          o    we may be vulnerable to a downturn in our operating performance;

          o we may be more sensitive to adverse economic conditions than some of our competitors; and

          o we may be limited in our ability to withstand competitive pressures.

     Our debt service absorbs a substantial portion of our cash flow from operations. We believe, but can provide no assurances, that cash flow from operations in conjunction with borrowings from existing and possible future credit facilities will be sufficient for the foreseeable future to meet debt service requirements and to make possible future acquisitions and capital expenditures. Moreover, borrowings under the credit agreement bear interest at rates that fluctuate. Any increases in interest rates on borrowings under the credit agreement increases our debt service payments. If our cash flow were not sufficient to meet our debt service requirements or payments of principal, we could be required to sell additional equity securities, refinance our obligations or dispose of assets in order to make scheduled payments. Iron Mountain may not be able to effect any of such transactions or do so on favorable terms.

Casualty

     We maintain comprehensive liability, fire, flood, earthquake (where appropriate) and extended coverage insurance with respect to the properties that we own or lease, to the extent such insurance is available on commercially reasonable terms, with customary limits and deductibles. We will continue to maintain such insurance. We may be unable to obtain full coverage on a cost-effective basis for some casualties, such as earthquakes, or we may be unable to obtain any insurance for certain losses, such as losses from riots. In the past we have suffered damages and losses from an earthquake and a riot in California, which were substantially covered by insurance.

     In March 1997, three fires extensively damaged one and destroyed another of our records management facilities in South Brunswick Township, New Jersey. Some of our customers or their insurance carriers have asserted claims or filed lawsuits against us as a consequence of the destruction of or damage to their records due to the fires. We cannot predict the outcome of these claims and proceedings. Based on our present assessment of the situation, after consultation with legal counsel, we do not believe that the outcome of these claims and lawsuits will have a material adverse effect on Iron Mountain's financial condition or results of operations, although we can provide no assurances in this regard.

     In the future, should uninsured losses or damages occur, we could lose both our investment in and anticipated profits and cash flow from the affected property and may continue to be obligated on any leasehold obligations, mortgage indebtedness or other obligations related to such property. Any such loss could materially adversely affect our financial condition or results of operations.

History of Losses; EBITDA Objective

     In the past, our results of operations have resulted in net losses applicable to common stockholders. We attribute such losses in part to significant non-cash charges against income for depreciation and amortization expenses associated with expansion of our storage capacity and goodwill amortization associated with acquisitions accounted for under the purchase method. We incur these non-cash charges because of our growth strategy. In addition, in the past, two extraordinary expenses negatively impacted net income applicable to common stockholders: a charge for accretion of a redeemable put warrant and a charge related to the early retirement of debt in 1996. We redeemed the put warrant in February 1996, upon completion of our initial public offering. In the future, our growth strategy could result in further net losses due to increased interest expense associated with borrowings under our credit agreement and possible future credit arrangements and increased depreciation and amortization expenses.

     Iron Mountain's primary financial objective is to increase its earnings before interest, taxes, depreciation, amortization and extraordinary items ("EBITDA"), which is a source of funds to service indebtedness and for investment in continued internal growth and growth through acquisitions. Increasing net income and net income applicable to common stockholders is not our focus. In the past, we have experienced a growth in EBITDA, while net losses applicable to common stockholders have increased. Based on our experience in the records management industry, we believe that EBITDA is an important tool for measuring the performance of records management companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage.

     In addition, lenders use EBITDA as a criterion in evaluating records management companies. Our financing agreements contain covenants in which EBITDA is the measure of financial performance. Other measures of financial performance, such as net income and net income applicable to common stockholders, have been negatively affected by our pursuit of increased EBITDA and may be negatively affected in the future.

Anti-Takeover   Effect  of  Certain  Provisions  of  Iron  Mountain's   Restated
Certificate of Incorporation, By-Laws and the Notes Indentures

     Certain provisions of our Restated Certificate of Incorporation and By-Laws could have the effect of discouraging or precluding acquisition of control of us by a third party and could render the consummation of certain types of transactions involving an actual or potential change in control of Iron Mountain, such as a merger, tender offer or proxy contest, more difficult.

     Staggered Board. The Board of Directors is divided into three classes of Directors, elected on a staggered basis (one class per year). A third party would have to successfully elect its directors at two consecutive stockholders meetings at which directors were elected in order to replace a majority of the members of the Board. This means that existing management would control Iron Mountain during such period.

     Preferred Stock. The Board may issue up to 2,000,000 shares of preferred stock without stockholder approval. The Board may determine the terms and conditions of any issuance of preferred stock and the rights, privileges and preferences (including the right to vote and the right to convert into common stock) of the preferred stock.

     Restrictions on Transfer. The By-Laws prohibit the transfer by the holders of approximately 2,200,000 shares of common stock that were issued by Iron Mountain in one acquisition. The restrictions on transfer expire in January 1999. A significant portion of such shares are held by an affiliate.

     Mandatory Redemption of Notes. Iron Mountain currently has outstanding $165,000,000 in aggregate principal amount of 10 1/8% Senior Subordinated Notes due 2006 issued in October 1996 and $250,000,000 in aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2009 issued in October 1997. If a change of control of Iron Mountain (as defined in the indentures for the Notes) occurs, we must offer to purchase all of the outstanding Notes at a purchase price, in cash, equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. We can provide no assurances that we would be able to obtain the funds for such a redemption through a refinancing of the Notes to be purchased or otherwise, or that the purchase would be permitted under our credit agreement. Also, the requirement that we make an offer to purchase all of the Notes then outstanding in the event of a change of control may deter a third party from effecting a transaction that would constitute a change of control.

Control by Principal Stockholders

     The voting power held by certain of our large stockholders may discourage certain types of transactions involving an actual or potential change of control of Iron Mountain, including transactions in which the holders of common stock might otherwise receive a premium for their shares over then-current market prices. In addition, such stockholders' voting power gives them the ability to significantly affect the election of Directors of Iron Mountain who, in turn, control the management and affairs of Iron Mountain.

Environmental Matters

     Various federal, state and local environmental laws impose liability on an owner of real estate for the costs of investigation and cleanup of soil and groundwater contaminated by certain hazardous substances or wastes or petroleum products. These laws also impose liability on lessees conducting operations on contaminated real estate. Some of these environmental laws impose cleanup liability without regard to whether the owner or operator of the real estate or operations knew of or was responsible for the contamination. Moreover, some of these laws impose liability whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of contamination, or the failure to properly cleanup such property, may adversely affect the current property owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Third parties may make claims against the owner or operator of contaminated real estate based on damages and costs resulting from off-site migration of the contamination.

     Certain environmental laws govern the removal, encapsulation or disturbance of asbestos-containing materials. Such laws may impose liability for release of asbestos-containing materials and may enable third parties to sue owners or operators of real estate for personal injury associated with exposure to such substances. Certain of our facilities contain or may contain asbestos-containing materials, but we believe that such materials are in acceptable condition at this time. We believe that future costs related to any removal or encapsulation of asbestos-containing materials at our facilities will not be material.

     In addition, certain of our current and former properties that we now or formerly owned or operated were previously used for industrial or other purposes that involved the use or storage of hazardous substances or petroleum products or the generation and disposal of hazardous wastes. In some instances these properties included the operation of underground storage tanks. Iron Mountain may be potentially liable for environmental costs such as those discussed above.

     We have from time to time conducted limited environmental investigations and remedial activities at certain of our former and current facilities, but we have not undertaken an in-depth environmental review of all of our properties.

     We believe that we are in substantial compliance with all applicable material environmental laws. Moreover, we are not aware of any material liability relating to contamination at any of our current or former properties. We cannot, however, rule out the possibility that environmental conditions for which Iron Mountain might be liable exist at such properties or at properties which we may acquire in future acquisitions. In addition, future regulatory action and environmental laws may impose costs for environmental compliance that do not exist today. These future events could have a material adverse effect on our financial condition and results of operations.

No Intention to Pay Dividends

     We have never declared or paid cash dividends on our capital stock. We intend to retain future earnings for use in our business and do not anticipate declaring or paying any cash dividends on shares of common stock in the foreseeable future. In addition, we are currently restricted under the terms of our credit agreement and the indentures for the Notes from declaring or paying cash dividends on our common stock.

            SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
                    (In thousands, except per share amounts)

         We derived the following selected consolidated statements of operations and balance sheet data of Iron Mountain as of and for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 from our audited consolidated financial statements. We have restated this selected consolidated financial and operating information to reflect a three-for-two stock split effected in the form of a stock dividend on our common stock, which was approved by the Board on June 30, 1998. Shares of common stock were issued on July 31, 1998 to all stockholders of record as of the close of business on July 17, 1998. We derived the selected consolidated statements of operations and balance sheet data of Iron Mountain as of and for the nine months ended September 30, 1997 and 1998 from our unaudited condensed consolidated financial statements. Our unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results for the entire year ending December 31, 1998. You should read the selected consolidated financial and operating information set forth below in conjunction with our Consolidated Financial Statements and the Notes thereto incorporated by reference herein. See "Incorporation of Certain Documents by Reference."


                                                                                                                   Nine Months
                                                                  Year Ended December 31,                       Ended September 30,
                                                    ----------------------------------------------------      ---------------------
                                                     1993       1994       1995       1996          1997        1997         1998
                                                    -------   -------    --------   --------     --------     --------     --------
Consolidated Statements of Operations Data:
Revenues:
   Storage ......................................   $48,892   $54,098    $ 64,165   $ 85,826     $125,968     $ 86,199     $168,046
   Service and Storage Material Sales ...........    32,781    33,520      40,271     52,892       82,797       57,195      142,461
                                                    -------   -------    --------   --------     --------     --------     --------
     Total Revenues .............................    81,673    87,618     104,436    138,718      208,765      143,394      310,507
Operating Expenses:
   Cost of Sales (Excluding Depreciation) .......    43,054    45,880      52,277     70,747      106,879       73,742      162,609
   Selling, General and Administrative ..........    19,971    20,853      26,035     34,342       51,668       35,682       76,666
   Depreciation and Amortization ................     6,789     8,690      12,341     16,936       27,107       18,495       36,225
                                                    -------   -------    --------   --------     --------     --------     --------
     Total Operating Expenses ...................    69,814    75,423      90,653    122,025      185,654      127,919      275,500
                                                    -------   -------    --------   --------     --------     --------     --------
Operating Income ................................    11,859    12,195      13,783     16,693       23,111       15,475       35,007
Interest Expense ................................     8,203     8,954      11,838     14,901       27,712       17,631       34,228
Other Income(5) .................................      --        --          --         --           --           --          1,700
                                                    -------   -------    --------   --------     --------     --------     --------
Income (Loss) Before Provision (Credit)
   for Income Taxes .............................     3,656     3,241       1,945      1,792       (4,601)      (2,156)       2,479
Provision (Credit) for Income Taxes .............     2,088     1,957       1,697      1,435          (80)        (346)       4,123
                                                    -------   -------    --------   --------     --------     --------     --------
Income (Loss) Before Extraordinary Charge .......     1,568     1,284         248        357       (4,521)      (1,810)      (1,644)
Extraordinary Charge, Net of Tax Benefit(1)......      --        --          --        2,126         --           --           --
                                                    -------   -------    --------   --------     --------     --------     --------
Net Income (Loss) ...............................     1,568     1,284         248     (1,769)      (4,521)      (1,810)      (1,644)
Accretion of Redeemable Put Warrant .............       940     1,412       2,107        280         --           --           --
                                                    -------   -------    --------   --------     --------     --------     --------
Net Income (Loss) Applicable to Common
   Stockholders .................................   $   628   $  (128)   $ (1,859)  $ (2,049)    $ (4,521)    $ (1,810)    $ (1,644)
                                                    =======   =======    ========   ========     ========     ========     ========
Income (Loss) per Common Share:
Basic:
   Income (Loss) Before Extraordinary Charge......  $  9.10   $ (0.40)   $ (32.61)  $   0.00     $  (0.26)    $  (0.11)    $  (0.06)
   Extraordinary Charge, Net of Tax Benefit (1)...     --        --          --        (0.15)        --           --           --
                                                    -------   -------    --------   --------     --------     --------     --------
   Net Income (Loss) Applicable to Common
      Stockholders ...............................  $  9.10   $ (0.40)   $ (32.61)  $  (0.15)    $  (0.26)    $  (0.11)    $  (0.06)
                                                    =======   =======    ========   ========     ========     ========     ========
   Weighted Average Common Shares Outstanding ....       69       321          57     13,911       17,172       16,359       26,848
                                                    =======   =======    ========   ========     ========     ========     ========

                                                                 11

                                                                                                                   Nine Months
                                                                Year Ended December 31,                         Ended September 30,
                                                    -----------------------------------------------------    ----------------------
                                                     1993       1994       1995       1996          1997        1997         1998
                                                    -------   -------    --------   --------     --------     --------     --------

Diluted:
   Income (Loss) Before Extraordinary Charge......  $  0.05   $ (0.40)  $  (32.61)  $   0.00     $  (0.26)    $  (0.11)    $  (0.06)
   Extraordinary Charge, Net of Tax Benefit(1)....     --        --          --        (0.15)        --           --           --
                                                    -------   -------    --------   --------     --------     --------     --------
   Net Income (Loss) Applicable to Common
      Stockholders ...............................  $  0.05   $ (0.40)   $ (32.61)  $  (0.15)    $  (0.26)    $  (0.11)    $  (0.06)
                                                    =======   =======    ========   ========     ========     ========     ========
   Weighted Average Common Shares Outstanding.....   12,101       321          57     13,911       17,172       16,359       26,848
                                                    =======   =======    ========   ========     ========     ========     ========
Pro Forma(6):
   Net Income (Loss) Applicable to Common
      Stockholders................................  $  0.08   $ (0.01)   $  (0.16)  $  (0.13)    $  (0.26)    $  (0.11)    $  (0.06)
                                                    =======   =======    ========   ========     ========     ========     ========
   Weighted Average Common Shares Outstanding.....   12,101    11,976      11,676     15,206       17,172       16,359       26,848
                                                    =======   =======    ========   ========     ========     ========     ========
Other Data:
EBITDA(2) .......................................   $18,648   $20,885    $ 26,124   $ 33,629     $ 50,218     $ 33,970     $ 71,232
EBITDA as a Percentage of Total Revenues ........      22.8%     23.8%       25.0%      24.2%        24.1%        23.7%        22.9%
Capital Expenditures:
   Growth (3)(4) ................................   $13,605   $15,829    $ 14,395   $ 23,334     $ 37,082     $ 20,074     $ 36,259
   Maintenance ..................................     1,846     1,151         858      1,112        1,238          544          960
                                                    -------   -------    --------   --------     --------     --------     --------
Total Capital Expenditures(4) ...................   $15,451   $16,980    $ 15,253   $ 24,446     $ 38,320     $ 20,618     $ 37,219
                                                    =======   =======    ========   ========     ========     ========     ========
Additions to Customer Acquisition Costs..........   $   922   $ 1,366    $  1,379   $  1,642     $  1,635     $    688     $  2,326

                                                               As of December 31,                       As of
                                               ----------------------------------------------------  September 30,
                                                 1993       1994       1995       1996       1997       1998
                                               ---------  --------   --------   --------   --------  -------------
Consolidated Balance Sheet Data:
Cash and Cash Equivalents ......               $    591   $  1,303   $  1,585   $  3,453   $ 24,510   $    522
Total Assets ...................                125,288    136,859    186,881    281,799    636,786    894,706
Total Debt .....................                 78,460     86,258    121,874    184,733    428,018    443,189
Stockholders' Equity ...........                 24,047     22,869     21,011     52,384    137,733    340,460

---------------
(first and fifth footnotes from the preceding page)

(1)  The  extraordinary  charge for 1996 relates to the early retirement of certain debt and consists of a prepayment  penalty,  the write-off of deferred financing costs, original issue discount and loss on termination of interest rate protection agreements.
(2)  Based on our  experience  in the records  management  industry,  we believe that EBITDA is an important  tool for measuring the performance of records management  companies  (including  potential  acquisition  targets) in several areas, such as liquidity, operating performance and leverage. In addition,  lenders use EBITDA as a criterion in evaluating records management companies, and  substantially  all of our  financing  agreements  contain  covenants  in which  EBITDA is used as a measure  of  financial performance.  However,  EBITDA should not be considered an  alternative to operating or net income (as determined in accordance with GAAP) as an indicator of our  performance or to cash flow from  operations  (as  determined in accordance  with GAAP) as a measure of liquidity.
(3)  Growth capital expenditures consist primarily of investments in racking systems,  management information systems, new buildings and improvements to existing facilities.
(4)  Includes $2,901 in 1994 related to the cost of constructing a records  management  facility which was sold in a  sale-leaseback transaction in the fourth quarter of 1994.
(5)  Other income for the nine month  period ended  September  30, 1998 is  comprised  of a $1.7  million  gain  resulting  from the settlement of several insurance claims related to the March 1997 fires at our South Brunswick Township, New Jersey facilities.
(6)  Represents pro forma earnings per share as if the preferred  stock that was converted into common stock in connection  with our initial public offering had been converted for all periods presented.

DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and certain provisions of our Restated Certificate of Incorporation and our By-Laws is only a summary and is qualified in its entirety by reference to the Restated Certificate of Incorporation and the By-Laws.

     Our authorized capital stock consists of 100,000,000 shares of common stock, 1,000,000 shares of nonvoting common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, $.01 par value per share. No shares of preferred stock have been issued. There were 29,291,033 shares of common stock held by 343 holders of record and no shares of nonvoting common stock issued and outstanding as of November 20, 1998.

Common Stock

     The rights of holders of the common stock and the nonvoting common stock are identical in all respects except voting and convertibility.

     Dividends. Holders of record of shares of common stock and nonvoting common stock on the record date fixed by the Board of Directors are entitled to receive such dividends as may be declared by the Board out of funds legally available for such purpose. No dividends may be declared or paid in cash or property on any share of either class, however, unless simultaneously the same dividend is declared or paid on each share of the other class. In the case of any stock dividend, holders of each class are entitled to receive the same percentage dividend (payable in shares of that class).

     We are currently restricted under the terms of our credit agreement and the indenture for our outstanding senior subordinated notes from paying cash dividends on the common stock and nonvoting common stock. Even if funds were to be available, we do not intend to pay dividends in the foreseeable future.

     Voting Rights. Except as otherwise required by law, on each matter submitted for a vote of stockholders, holders of shares of common stock are entitled to one vote per share and holders of nonvoting common stock are not entitled to vote.

     Under the Restated Certificate of Incorporation, the vote of holders of at least 66 2/3% of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of Directors, voting together as a single class, is required to amend or repeal the provisions of the Restated Certificate of Incorporation authorizing the preferred stock, common stock and nonvoting common stock or specifying the terms of the common stock and the nonvoting common stock (including any amendment to increase any shares of authorized capital stock). Certain other provisions also require such a 66 2/3% vote. See "Delaware General Corporation Law and Certain Provisions of the Restated Certificate of Incorporation and the By-Laws." There are no cumulative voting rights in the election of the Board of Directors.

     Conversion Provisions. Shares of nonvoting common stock may be converted into shares of common stock at any time at the option of the holder on a share-for-share basis without the payment of any additional consideration. However, the conversion of any shares of nonvoting common stock by a "bank holding company" under the Bank Holding Company Act of 1956, as amended, or an affiliate of a "bank holding company" is prohibited if the conversion of the total number of shares of nonvoting common stock held by such holder would cause it to be in violation of the Bank Holding Company Act.

     Liquidation Rights. Upon liquidation, dissolution or winding-up of Iron Mountain, the holders of common stock and nonvoting common stock are entitled to share ratably (based on the number of shares held) in all assets available for distribution after payment in full of creditors and payment in full to any holders of preferred stock then outstanding of any amount required to be paid under the terms of the preferred stock.

     Other Provisions. The outstanding shares of common stock and nonvoting common stock are validly issued, fully paid and nonassessable. In any merger, consolidation or business combination, holders of each class will receive identical consideration, except that in any such transaction in which shares of stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ between the two classes. Neither class may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other class is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

     The Transfer Agent and Registrar for the common stock is Boston Equiserve Limited Partnership, 150 Royall Street, Canton, Massachusetts 02021 (telephone number (781) 575-2000).

     The Board of Directors has the power to issue shares of authorized but unissued common stock and nonvoting common stock without further stockholder action. The holders of common stock and nonvoting common stock are not entitled to preemptive or subscription rights. The issuance of any currently unissued shares could have the effect of diluting the earnings per share and book value per share of currently outstanding shares of common stock.

Preferred Stock

     The authorized and unissued shares of preferred stock may be issued with such designations, preferences, limitations and relative rights as the Board of Directors may authorize including, but not limited to:

          o the distinctive designation of each series and the number of shares that will constitute such series;

          o    the voting rights, if any, of shares of such series;

          o the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable;

          o the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable;

          o the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series;

          o any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of Iron Mountain or the distribution of its assets; and

          o the price or rates of conversion at which, and the terms and conditions on which the shares of such series may be converted into other securities, if such shares are convertible.

     We currently have no intention to issue shares of preferred stock. However, the issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. If we issue shares of preferred stock in the future, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock.


DELAWARE GENERAL CORPORATION LAW AND CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND THE BY-LAWS

     The Restated Certificate of Incorporation and the By-Laws contain certain provisions that could delay or make more difficult the acquisition of Iron Mountain by means of a tender offer, a proxy contest or otherwise. These provisions, as described below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Iron Mountain first to negotiate with Iron Mountain. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Iron Mountain outweigh the disadvantages of discouraging such proposals because, among other things, negotiations with respect to such proposals could result in an improvement of their terms.

Classified Board of Directors

     The Restated Certificate of Incorporation and the By-Laws provide for a Board of Directors that is divided into three classes of Directors, as nearly equal in number as possible, with the term of each class expiring in a different year. The By-Laws provide that the number of Directors will be fixed from time to time exclusively by the Board of Directors, but shall consist of not more than fifteen nor less than three Directors. The classified Board of Directors is intended to promote continuity and stability of our management and policies since a majority of the Directors at any given time will have prior experience as Directors of Iron Mountain. Such continuity and stability facilitates long-range planning of our business and ensures the quality of our business operations. The classification of Directors has the effect of making it more difficult to change the composition of the Board of Directors. At least two annual stockholder meetings, instead of one, would be required to effect a change in the majority control of the Board of Directors, except in the event of vacancies resulting from removal (in which case the remaining Directors will fill the vacancies created by the removal). See "--Removal of Directors; Filling Vacancies on the Iron Mountain Board."

Removal of Directors; Filling Vacancies on the Iron Mountain Board

     Our Restated Certificate of Incorporation and By-Laws provide that a Director may be removed by the stockholders only for cause at any time during such Director's term of office by affirmative vote of the holders of at least 80% of the voting power.

     The By-Laws and the Restated Certificate of Incorporation both provide that a vacancy on the Board of Directors, including a vacancy created by an increase in the size of the Board of Directors by the Directors, may be filled by a majority of the remaining Directors or by a sole remaining Director, or if no Directors remain, then by the stockholders. The Restated Certificate of Incorporation also provides that any Director elected by the Board of Directors to replace another Director of a given class of Directors will hold office until the next election of that Director's class. These provisions are to ensure that a third party would be precluded from removing incumbent Directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees. Moreover, even if the holders of the outstanding common stock were to vote to remove Directors for cause, only the remaining Directors would have the power to fill the vacancies created by such removal, unless such vote provided for the removal of the entire Board of Directors for cause.

Amendment of Certain Provisions of the Restated Certificate of Incorporation and the By-Laws

     The Restated Certificate of Incorporation and the By-Laws contain provisions requiring the affirmative vote of the holders of at least 66 2/3% of the voting power to amend certain provisions of the Restated Certificate of Incorporation and the By-Laws. This supermajority voting provision applies to
(1) the provisions of the Restated Certificate of Incorporation setting forth the capitalization of Iron Mountain, (2) the provisions authorizing Iron Mountain to release its Directors from any liability for monetary damages as a result of any breach of their fiduciary duties, with certain exceptions mandated by the Delaware General Corporation Law (the "DGCL"), (3) the provisions allowing for the indemnification of officers and Directors of Iron Mountain and
(4) the supermajority voting provision.

     In addition, the Restated Certificate of Incorporation provides that the By-Laws may be amended only by a majority of the full Board of Directors or by the stockholders holding at least 66 2/3% of the voting power. The DGCL provides that by-laws may not be amended by a corporation's board of directors unless the corporation's certificate of incorporation expressly authorizes such amendments by the board of directors. Our Restated Certificate of Incorporation includes such a provision. Under the Restated Certificate of Incorporation, at least 80% of the voting power is required to approve amendments to those provisions of the By-Laws (1) establishing a classified Board, (2) specifying notice requirements for stockholder nominations of Directors, (3) limiting the rights of stockholders to remove or nominate Directors or to bring business before annual meetings of stockholders, (4) filling vacancies on the Board of Directors and
(5) providing for limitations on calling special meetings of the stockholders.

Stockholder Actions and Meetings

     Our Restated Certificate of Incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Restated Certificate of Incorporation and ByLaws provide that special meetings of stockholders can be called by the Chairman of the Board of Directors, if any, or the Board of Directors pursuant to a resolution approved by a majority of the members of the Board of Directors. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Board of Directors. The By-Laws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as Directors and with regard to business brought before an annual meeting of our stockholders.

Delaware Anti-Takeover Statute

     Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or
(3) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Except as specified therein, an interested stockholder is defined to mean any person that (a) is the owner of 15% or more of the outstanding voting stock of the corporation or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, or any affiliate or associate of such person referred to in (a) or (b) of this sentence.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. However, stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption. The Restated Certificate of Incorporation and the By-Laws do not exclude us from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring Iron Mountain to negotiate in advance with the Board of Directors.


LEGAL MATTERS

     The validity of the shares of common stock offered by this Prospectus have been passed upon for us by Sullivan & Worcester LLP, Boston, Massachusetts. Jas. Murray Howe, Secretary of Iron Mountain, is of counsel to Sullivan & Worcester LLP and beneficially owns 15,000 shares of common stock.


EXPERTS

     The consolidated financial statements and schedule of Iron Mountain Incorporated and its subsidiaries for the three years ended December 31, 1997, included in Iron Mountain's Annual Report on Form 10-K, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Security Archives of Minnesota for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Wellington Financial Services, Inc. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements and schedule of Safesite Records Management Corporation for the three years ended December 31, 1996, included in Iron Mountain's Registration Statement on Form S-4 (file no. 333-24635, effective date May 14, 1997), have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Concorde Group, Inc. and Neil Tucker Trust for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Fisher, Schacht & Oliver LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Data Securities International, Inc. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Records Retention/FileSafe, LP for the two years ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Abbott Stringham & Lynch, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Allegiance Business Archives, Ltd. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Stout, Causey & Horning, P.A., independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of HIMSCORP, Inc. and Subsidiaries for the period February 1, 1995 to December 31, 1995 and for the year ended December 31, 1996, appearing in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Ernst & Young LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Arcus Technology Services, Inc. for the years ended December 31, 1997 and 1996 and the five months ended December 31, 1995 and the consolidated financial statements of Arcus, Inc. (Predecessor Company) for the seven months ended July 31, 1995, appearing in Iron Mountain's Current Report on Form 8-K dated March 9, 1998, have been audited by Ernst & Young LLP, independent public accountants, as indicated in their report with respect thereto, and incorporated by reference herein in reliance upon the authority of such firm as experts in giving said report.

     The financial statements of National Underground Storage, Inc. for the two years ended December 31, 1997, included in Iron Mountain's Current Report on Form 8-K dated July 10, 1998 (as amended August 7, 1998), have been audited by Carbis Walker & Associates, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Midwest Records Management for the year ended December 31, 1997, included in Iron Mountain's Current Report on Form 8-K dated September 18, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Sloan Vaults, Inc. and Affiliate for the year ended December 31, 1997, included in Iron Mountain's Current Report on Form 8-K dated September 18, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of InterMation, Inc. for the year ended December 31, 1997, included in Iron Mountain's Current Report on Form 8-K dated September 18, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.